OMV Investor News

November 6, 2006
12.15pm (UK time) – 1.15pm (CET)

OMV announces four year investment programme in Bavaria of EUR 1.1 bn

- **Leading position strengthened further – supply security increased and customer services expanded**
- **EUR 640 mn to be invested in Burghausen refinery, EUR 315 mn in BAYERNOIL refining network and EUR 180 mn in filling station and commercial business**
- **Additional EUR 200 mn investment by OMV subsidiary Borealis**

OMV Aktiengesellschaft, Central Europe's leading oil and gas group, will strongly promote its growth in Bavaria in the next few years. OMV is currently Bavaria's largest producer of petroleum products. By 2010 the Group will invest approximately EUR 1.1 bn, in order to strengthen its leading position as supplier of the region with petroleum products and petrochemicals. This OMV investment drive is closely linked to the decision for an important infrastructure project for the petrochemical site Bavaria: the approximately 360 kilometre long Ethylen Pipeline Süd (ethylene pipeline south – EPS) from Münchsmünster to Ludwigshafen will be completed in the third quarter of 2008. This provides an important connection between the South East Bavarian chemical triangle and the significant North West European European ethylene network at Ludwigshafen.

OMV Deputy Chairman Gerhard Roiss: "Within OMV's growth strategy Southern Germany and Bavaria in particular play an important role. We aim to further strengthening the efficiency and profitability of our Bavarian companies – from petrochemicals to refining and marketing. Thanks to this our customers gain increased supply security and expanded services in the filling station and commercial business. As a company with very close ties to Bavaria, with this investment programme we are contributing to safeguarding the business location Bavaria and preserving jobs over the long-term."

For Bavaria's minister of economic affairs Erwin Huber, this confirms the attractiveness of the region: "The decision to build the EPS and the investments of OMV in Bavaria are an important basis for the sustainable and positive development of the Bavarian chemical industry. They contribute perceptibly to growth and to maintaining jobs, from which the entire Bavarian economy will profit."

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OMV investments strengthen Bavaria's petrochemical site
A better part of the investment volume of overall approximately EUR 640 mn into the refinery location Burghausen serves to strengthen the petrochemical division. OMV is expanding its production capacity of propylene and ethylene, both necessary to produce plastics. Concretely, the Group will increase its ethylene production by 110,000 tons per year to 450,000 and its propylene production by 315,000 to overall 560,000 tons. The expansion of capacities will be reached thanks to the construction of a new metathesis plant, by enlarging the ethylene plant and by the new construction of a large cracking furnace. Thanks to these extended capacities OMV will be able to supply the neighbouring plastic producer Borealis in Burghausen with 100% propylene not only in its present form, but also after Burghausen's extensive enlargement.

Simultaneous to the expansion of OMV petrochemical plants, Borealis, which is directly connected with the Group, will also enlarge its capacities. Approximately EUR 200 mn is scheduled to be invested in a 330,000 ton polypropylene plant. This plant will be constructed on the basis of the company's own "Borstar" technology and therefore will be among the most modern plants in the world. The construction of the plant will expand the capacities at Burghausen from 415,000 to 745,000 tons of polyolefin.

This will make Burghausen the seventh biggest polyolefin and the third biggest polypropylene site in Europe by 2010. Therefore, OMV will strengthen its value chain to Borealis and further extend its position as the most important monomer supplier for the plastics producer.

In previous years OMV and Borealis have invested approximately EUR 400 mn into the extension of petrochemical and polyolefin capacities at the site of Schwechat near to Vienna. Together with these investments, which have been put in operation already, the expansion of the site at Burghausen strengthens Borealis' position as no. 2 in the European plastics market.

Growth and quality in the filling station and commercial business
OMV will continue to accelerate its qualitative growth in Bavaria's and Southern Germany's filling station and commercial business. In the filling station business this means selective acquisitions, new development of filling stations and the expansion of VIVA shops at OMV filling stations. For this reason the Group intends to invest EUR 180 mn by 2010. With a new bitumen plant in Grossmehring near Ingolstadt OMV will allow for heightened demand for special bitumen in road construction. On the refinery side OMV will increase its diesel and jet production, thus taking into account current market trends and will optimise the output of its refineries in regard to the increased demand of these products. Already now the Group is the most important supplier of high quality jet fuel for the Munich airport.

Since 1991 OMV has continuously expanded its filling station network in Germany. At the moment OMV Deutschland runs more than 400 filling stations, approximately 260 of which are located in Bavaria alone. This amounts to a market share of 10% in Bavaria. Best service, proximity to customers, first class brand quality fuel and lubricant, and shop products are OMV's trademark. Additionally, ultra-modern Top-Wash car wash facilities, a growing number of gas petrol pumps and AdBlue filling stations as well as numerous shop and catering activities with excellent service offers add up to a unique selling point in the filling station landscape.

New direction for BAYERNOIL
The restructuring of the refinery network BAYERNOIL will also be invested in heavily. The participants in the network are raising funds totalling EUR 700 mn for securing the economic future of the area. EUR 400 mn of this is being invested into the ISAR project (Initiative zur Standortsicherung, Anlagenoptimierung und Rentabilitätssteigerung – initiative for securing the economic future of the area, plant improvement and efficiency enhancement), which was introduced in October 2005. As main partner, holding 45% of BAYERNOIL, OMV will be

contributing a total of EUR 315 mn to the investments. EUR 180 mn of this will go to the ISAR project, with which from 2006 to 2008 the necessary prerequisites will be created for the long-term competitive capacity of the largest Bavarian refinery. With the new direction of production, amongst others in favour of an increase of diesel products, the network partners are following an emerging long-term market trend.

New ethylene pipeline: important infrastructure project for the petrochemical location Bavaria
As the basis for numerous chemical and petrochemical products and as the basis of plastic production, ethylene holds a key function in the chemical industry. As one of the main producers of ethylene, with the ultra modern production facilities at Burghausen, OMV is creating an important prerequisite for the strengthening of the Bavarian chemistry triangle and the Southern German plastics industry. Up to now the missing connection to the Western European ethylene pipeline network had negative effects, inhibiting both competition and growth.

Especially in times of high demand for ethylene and propylene it is important to be able to react flexibly to fluctuations in the market. The roughly 360 kilometre long Ethylen-Pipeline Süd (EPS) from Münchsmünster to Ludwigshafen is likely to be completed in the third quarter of 2008 and will enable OMV to henceforth inject ethylene into the Western European ethylene network and to import it if necessary. This gives producers and customers heightened flexibility and safety both in regard to distribution and in regard to the supply of raw material, e.g. in case of a scheduled or an unexpected halt in production. For this reason, the decision to build the EPS is an important prerequisite for OMV to substantially secure the competitive capacity of the Burghausen location and to continue to operate successfully in the plastics business.

For this reason, OMV is acting as a driving power and important investor within the EPS GbR, a network of seven companies to finance the EPS project. The total costs of the new pipeline amount to approximately EUR 150 mn. The State of Bavaria is investing around EUR 45 mn into the construction of the ethylene pipeline. OMV and Borealis bear approximately 33% of the portion of the costs not funded by the state. The EU decision for building the pipeline does not only have strategic consequences for the plastics producing industry in Burghausen, but also secures the long-term competitive capacity of the chemical and petrochemical industry in Bavaria.

Background information:

OMV Deutschland GmbH
OMV is the only integrated oil and gas company in Bavaria, whose activities range from oil and gas exploration in Southern Bavaria to refineries and to filling station and commercial business. Currently OMV Deutschland runs more than 400 filling stations, approximately 260 of which are located in Bavaria alone. This amounts to a market share of 10% in Bavaria. Additional stations are in Saxony, Thuringia, Baden Württemberg and Hessen. Together with the filling stations, in 2003 OMV acquired 45% of Bayernoil Raffinerie GmbH and increased its stake in Trans Alpine Pipeline to 25%. With an annual refining capacity of 8.8 mn tons, OMV holds 43% of Bavaria's refinery capacity and thus is the most important supplier of petroleum products.

Borealis
Borealis is a leading provider of innovative, value creating plastics solutions with more than 40 years of experience in the development, production and marketing of polypropylene (PP) and polyethylene (PE). The company focuses on the areas of pipe systems, cables and wires for energy and communication systems and advanced packaging.

The company, with its headquarters in Vienna, is one of the world's leading producers of first class polyolefins and produces 3.5 mn tons of polypropylene and polyethylene a year. The company's main activities are focused mainly in Europe and – through Borouge, a joint venture with the Abu Dhabi National Oil Company – in the Near East and Asia. In 2005, with 4,500 employees, the Group had a turnover of almost EUR 5 bn.

Cooperation of seven companies for EPS-project

In order to secure the competitive position of the Bavarian petrochemical industry a network of seven petrochemical and chemical industry companies has formed as EPS GbR (Ethylenpipeline Süd – ethylene pipeline south). The syndicate is made up of two ethylene producers - OMV (Burghausen) and Ruhr Oel (Münchsmünster) – and of four ethylene utilisers in the Bavarian chemical triangle – Borealis, Clariant, Vinnolit and Wacker Chemie – and of BASF, who on an individual case basis is both producer and utiliser of ethylene. Approximately EUR 140 mn are being invested in the ethylene pipeline project from Münchsmünster to Ludwigshafen. The Bavarian state government is an active partner in this important infrastructure measure. The launch of the raw material pipeline is planned for the third quarter of 2008. In its first state of expansion, the capacities of the ethylene pipeline will amount to 200,000 tons/year and its final stage will amount to 400,000 tons/year.

OMV Aktiengesellschaft

With Group sales of EUR 15.6 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approx. EUR 13 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has already achieved its goal for 2010 to increase its market share to 20%. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approx. 1.4 billion boe, daily production of around 320,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,520 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approx. 20%.

OMV further strengthened its leading position in the European growth belt through the acquisition of 34% of Petrol Ofisi, Turkey´s leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

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